                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of l934


Peekskill Financial Corporation
----------------------------------------------------------------
                  (Name of Issuer)
Common Stock, $.01 par value
----------------------------------------------------------------
                 (Title of Class of Securities)
705385102
---------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
----------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        May 27, 1998
---------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

                           Page 1 of 15 Pages

                               Page 2 of 15 Pages
Cusip No. 705385102

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 209,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 209,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   209,500
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.94%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     PN

                                Page 3 of 15 Pages
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GIT Pension Trust - 11-3009470
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     00
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,500

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         EP

                                    Page 4 of 15 Pages
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BRT Pension Trust - 11-3009466
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,500

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         EP
-----------------------------------------------------------------

                                 Page 5 of 15 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     REIT Management Corp. Pension Trust - 11-3010579
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,500

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         EP
                                Page 6 of 15 Pages

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     REIT Management Corp. Profit Sharing Trust - 11-6382361
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,500

-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         EP

                                     Page 7 of 15 Pages

Item. 1   Security and Issuer.

This statement relates to Common Stock, $.01 par value (the "Common Stock") of Peekskill Financial Corporation, a Delaware Corporation (the "Company"). The address of the principal executive offices of the Company is 1019 Park Street, Peekskill, New York, 10566.

Item 2.   Identity and Background

(a) This statement is filed by Gould Investors L.P. a limited partnership organized under Delaware law (the "Partnership"), GIT Pension Plan, BRT Pension Trust, REIT Management Corp. Pension Trust and REIT Management Corp. Profit Sharing Trust (collectively, the "Pension Plans" and each individually a "Pension Plan"). The general partners of the Partnership are Fredric H. Gould ("Gould") and Georgetown Partners, Inc., a Delaware corporation, the managing general partner of the Partnership, ("Georgetown"). The Trustees of the GIT Pension Plan are David W. Kalish ("Kalish"), Simeon Brinberg ("Brinberg") and Myron Ginsburg and the Trustees of the BRT Pension Trust, REIT Management Corp. Pension Trust and REIT Management Corp. Profit Sharing Trust are Gould, Kalish and Brinberg.

(b) The address of the Partnership's and Georgetown's principal business and principal office is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The business address of Gould, each of the officers of Georgetown, the Pension Plans and each Trustee of the Pension Plans is 60 Cutter Mill Road, Suite 303, Great Neck, New York, 11021.

(c) The Partnership is engaged in the real estate business; it owns and operates and participates in the ownership and operation of income producing properties. The Partnership also invests in equity securities of other entities. The Pension Plans invest in equity and debt securities of various entities.

Item 2 information with respect to the individual general partner of the Partnership, the officers and sole director of Georgetown and the Trustees of the Pension Plans is set forth on Attachment A, which is incorporated herein by reference.

(d)-(e) During the last five years neither the Partnership, Gould, Georgetown, any officer of Georgetown, the Pension Plans, nor any of the Trustees of the Pension Plans has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities

                                     Page 8 of 15 Pages


subject to Federal or State securities laws or finding any violation with respect to such laws.

(f) Gould, Kalish, Brinberg and Myron Ginsburg are citizens of the United States of America. The Partnership and Georgetown are organized under Delaware law. Each Pension Plan is organized under New York law.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof, the Partnership has purchased a total of 209,500 shares of Common Stock of the Company at an aggregate cost of $3,595,895.40. The funds used to make these purchases came from the Partnership's working capital. The Partnership has an availability of approximately $21,000,000 under a margin account maintained by the Partnership with the Salamon SmithBarney. As of the date hereof there is $2,000,000 outstanding under this facility. Each Pension Plan owns 2,500 shares of Common Stock of the Company. Each Pension Plan purchased 2,500 shares at a cost of $35,879. The funds used to make these purchases came from the funds contributed to each Pension Plan by its Sponsor. The Partnership, Georgetown, the Pension Plans and the Trustees may be deemed affiliates.

Item 4.   Purpose of the Transaction

The Partnership and the Pension Plans have acquired the shares of Common Stock of the Company as an investment. The Partnership and the Pension Plans, subject to availability at prices deemed favorable, and subject to their continuing evaluation of the Company, may purchase additional shares of the Company's Common Stock in the open market or in privately negotiated transactions. The Partnership and the Pension Plans may also in the future determine to sell all or a portion of the shares of Common Stock owned by them.

Except as described in this Statement, neither the Partnership (including its general partners and the executive officers and director of Georgetown) nor the Pension Plans (including the Trustees)have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of Common Stock of the Company or the disposition of any shares of Common Stock of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present

                                    Page 9 of 15 Pages

Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)4 of the Securities Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) The Partnership owns, as of this date, 209,500 shares of Common Stock of the Company, constituting approximately 6.94% of the 3,016,790 shares of Common Stock outstanding. Each Pension Plan owns, as of this date, 2,500 shares of Common Stock of the Company, representing less than 1% of the Common Stock outstanding.

(b) The Partnership has sole voting and dispositive power with respect to the 209,500 shares of Common Stock it beneficially owns. The Trustees of each Pension Plan have sole voting and dispositive power with respect to the 2,500 shares owned by the applicable Pension Plan.

(c) The following table sets forth transactions in Common Stock of the Company effected by the Partnership sixty (60) days prior to the event requiring the filing of this Statement. The shares purchased were open market purchases in the over-the-counter market.

Date of Purchase         Number of Shares         Price per Share

     4/28/98                 10,000                    17.25
     5/12/98                  3,000                    17.50
     5/27/98                 20,000                    17.50
     5/29/98                  5,500                    17.6875
     6/1/98                   4,300                    17.5
     6/3/98                  45,000                    17.9375

Except as set forth herein, the Partnership, its General Partners any executive officer of Georgetown, the Pension Plans and the Trustees of the Pension Plans
(i) do not own or have any right to
                                  Page 10 of 15 Pages

acquire, directly or indirectly,  any shares of Common Stock of the Company; and
(ii) have not in the past sixty days effected any transactions in shares of Common Stock of the Company.

          (d)  Not applicable
          (e)  Not applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. It should be noted that the Partnership, Georgetown, officers and the director of Georgetown, each Pension Plan and the Trustees of the Pension Plans may be deemed affiliates.

Item 7.   Material to be filed as Exhibits.

          Exhibit - Agreement to File Single Statement.

                                Page 11 of 15 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 5, 1998


                                GOULD INVESTORS L.P.
                             BY GEORGETOWN PARTNERS, INC.
                                MANAGING GENERAL PARTNER



                             By s/Simeon Brinberg
                                -----------------
                             Simeon Brinberg
                             Senior Vice President

REIT MANAGEMENT CORP.         GIT PENSION TRUST
PENSION TRUST

By s/David W. Kalish          By s/David W. Kalish
   -----------------             -----------------
   David W. Kalish,              David W. Kalish,
   Trustee                       Trustee


REIT MANAGEMENT CORP.         BRT PENSION TRUST
PROFIT SHARING TRUST

By s/David W. Kalish          By  s/David W. Kalish
   -----------------              -----------------
   David W. Kalish,               David W. Kalish,
   Trustee                        Trustee

                             Page 12 of 15 Pages

                                ATTACHMENT A


Item 2.  Identity and Background


                    General Partners of Gould Investors L.P.

Name                     Position            Principal Occupation
----                     --------                 and Address
                                             --------------------

Fredric  H. Gould     General Partner        General Partner of Gould Investors
                                             L.P. ("Partnership")  and Chairman,
                                             sole stockholder and sole director
                                             of Georgetown Partners, Inc.
                                             ("Georgetown"); Chairman of the
                                             Board and Chief Executive Officer
                                             of BRT Realty Trust("BRT");Chairman
                                             of the Board of One Liberty
                                             Properties, Inc. ("One  Liberty");
                                             President,  sole  stockholder and
                                             sole director of REIT Management
                                             Corp., advisor to BRT ("REIT");
                                             Real Estate Investor; all located
                                             at 60 Cutter Mill Road, Great Neck,
                                             NY 11021.

Georgetown Partners, Inc.  General           60 Cutter Mill Road
                           Partner           Great Neck, NY  11021

                                Page 13 of 15 Pages

Executive Officers of Georgetown Partners, Inc. -
Managing General Partner of Gould Investors L.P.

Name                     Position            Principal Occupation
----                     --------                 and Address
                                             --------------------

Fredric H. Gould           Chairman         See Above
                         of the Board

Matthew J. Gould           President         President of Georgetown; President
                                             and Chief Executive Officer of One
                                             Liberty; Vice President of REIT;
                                             Vice President of BRT; all located
                                             at 60 Cutter Mill Road, Great Neck,
                                             NY 11021.

Jeffrey Gould            Vice President      President and Chief Operating
                                             Officer of  BRT;  Vice President
                                             of One Liberty; Vice President of
                                             Georgetown; all located at
                                             60 Cutter Mill Road, Great Neck,
                                             NY 11021.

Israel Rosenzweig        Vice President      President of BRT Funding Corp., a
                                             wholly-owned subsidiary of BRT;
                                             Vice President of Georgetown; Vice
                                             President of One Liberty; all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.

Simeon Brinberg          Vice                Senior Vice President and Secretary
                         President and       of BRT; Vice President of One
                         Secretary           Liberty; Senior Vice President and
                                             Secretary   of   Georgetown;    all
                                             located  at 60  Cutter  Mill  Road,
                                             Great Neck, NY 11021.

                          Page 14 of 15 Pages

David W. Kalish          Vice President      Senior Vice President - Finance of
                         and Chief           BRT; Vice President and Chief
                         Financial           Financial Officer of One Liberty,
                         Officer             Georgetown and REIT;  all located
                                             at 60 Cutter Mill Road, Great Neck,
                                             NY 11021.

Mark H. Lundy            Vice President      Vice President of BRT and
                                             Georgetown; Secretary of One
                                             Liberty; all located at 60 Cutter
                                             Mill Road, Great Neck, NY 11021.

Seth D. Kobay             Vice President     Vice President and Treasurer of BRT
                                             and One Liberty; Vice President of
                                             Georgetown; all located at 60
                                             Cutter Mill Road, Great Neck, NY
                                             11021.

Myron Ginsburg           Vice President      Vice President of Georgetown.

Karen Dunleavy           Treasurer           Vice President, Financial, One
                                             Liberty; Treasurer, Georgetown; all
                                             located at 60 Cutter Mill Road,
                                             Great Neck, NY 11021.


                            Trustees of Pension Plans

As to Gould, Kalish, Brinberg and Ginsburg reference is made to the disclosure above.

                                Page 15 of 15 Pages


                                     EXHIBIT


The undersigned agree to file a single statement on Schedule 13D pursuant to Rule 13d-1(k)(l) of the Securities Exchange Act of 1934.Dated: June 5, 1998


                                GOULD INVESTORS L.P.
                             BY GEORGETOWN PARTNERS, INC.
                                MANAGING GENERAL PARTNER



                             By s/Simeon Brinberg
                                -----------------
                                Simeon Brinberg
                                Senior Vice President

REIT MANAGEMENT CORP.           GIT PENSION TRUST
PENSION TRUST

By s/David W. Kalish            By s/David W. Kalish
   -----------------               -----------------
   David W. Kalish,                David W. Kalish,
   Trustee                         Trustee


REIT MANAGEMENT CORP.           BRT PENSION TRUST
PROFIT SHARING TRUST

By s/David W. Kalish            By  s/David W. Kalish
   -----------------                -----------------
   David W. Kalish,                 David W. Kalish,
   Trustee                          Trustee